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                                                                     Exhibit 2.7


                              EMPLOYMENT AGREEMENT
                              --------------------


     THIS EMPLOYMENT AGREEMENT ("Agreement") is made and entered into by and between Paul G. Shoffeitt, a resident of the State of Maryland ("Officer"), and Magellan Health Services, Inc., a Delaware corporation ("Employer").

     WHEREAS, Employer is engaged in the business of developing and providing managed care health services and products; and

     WHEREAS, Employer desires to obtain the services of Officer and Officer desires to render services to Employer; and

     WHEREAS, Employer and Officer desire to set forth the terms and conditions of Officer's employment with Employer under this Agreement; and

     NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual covenants and agreements contained in this Agreement, the parties agree as follows:


                            STATEMENT OF AGREEMENT
                            ----------------------

     1. EMPLOYMENT. Employer agrees to employ Officer on a part-time basis, and Officer accepts such part-time employment, commencing on April 1, 1997, and continuing up to and including April 1, 2000, unless terminated earlier pursuant to Section 6 below. After the initial three (3) year term (the "Term") has expired, this Agreement will automatically renew on April 1st each year for a one (1) year term. Either party may terminate the Agreement during a renewal year by providing the other party with thirty (30) days written notice of their intent to terminate the Agreement.

     2. POSITION AND DUTIES OF OFFICER. Officer will serve as Executive Vice President of Managed Care reporting to Employer's Chief Executive Officer. Officer agrees to serve in such position or in such other Senior Officer level position as Employer determines from time to time, and to perform the Officer level duties commensurate with Officer's professional abilities and qualifications on a part-time basis as Employer may assign from time to time to Officer until the expiration of the term or such time as Officer's employment with Employer is terminated.

     3.   TIME DEVOTED AND LOCATION OF OFFICER.

          (a) Employer recognizes that, due to a current medical condition, Officer is unable to perform duties on a full-time basis that would necessitate extensive business travel. As such, Employer agrees to employ Officer on a part-time basis. Further, Employer agrees Officer shall not be required to travel more than one business day per week (a business day is defined as a full day which could include an overnight stay at the business destination). Officer agrees that he will diligently endeavor to perform services contemplated by this Agreement in accordance with the policies and directives the Employer's Chief Executive Officer establishes. Notwithstanding any provisions of this Agreement to the contrary, this Agreement does not prohibit Officer from providing services to or on behalf of Green Spring Health Services, Inc., its successors, assigns ("Green Spring"), or affiliates.

          (b) Officer may elect to locate his primary business office either at Green Spring's Corporate Offices located in Columbia, Maryland, or at Officer's personal residence.

     4.   COMPENSATION.

          (a) BASE SALARY. Employer shall pay Officer a salary in the amount of Fifty Thousand Dollars (50,000.00) per year which amount shall be paid semi-monthly, minus required withholdings for federal, state, and local taxes, and deductions authorized by Officer. Such salary shall be subject to review and adjustment by Employer's Chief Executive Officer and Board of Directors from time to time consistent with past practice and consistent with other officers at his level.

          (b) TIME DEVOTED. Officer's travel and other work assignments associated with the services he performs on behalf of Green Springs shall be included in determining the part-time travel and duties he performs under this Agreement.

     5.   BENEFITS.

          (a) BENEFITS. In addition to the compensation provided for in Section (4), Officer shall be entitled during the term of this Agreement to such other benefits of employment with Employer as are now or may later be in effect for part-time Exempt Employees. Additionally, Officer shall be entitled to participate in Employer's Executive Benefit Plan except as to any insurance policies which require full-time status for eligibility.

          (b) EXPENSES. During the term of this Agreement, Employer shall reimburse Officer promptly for all reasonable travel, entertainment, parking, business meeting and similar expenditures in pursuance and furtherance of Employer's business upon receipt of reasonably supporting documentation as required by Employer's policies applicable on its Officers generally. Officer may elect and be reimbursed for first class air travel due to Officer's medical condition.

     6.   TERMINATION.

          (a) TERMINATION DUE TO RESIGNATION AND TERMINATION WITH CAUSE. Officer's employment under this Agreement and all of his rights to receive the salary and benefits, set forth in Section 4 and 5, will cease upon the occurrence of any of the following events: (i) The effective date of Officer's resignation, or (ii) termination for cause at the discretion of Employer under the following circumstances: (A) Officer shall be guilty of fraud or dishonesty involving his duties on behalf of Employer; (B) Officer shall have deliberately and intentionally failed or


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refused to faithfully and diligently perform significant duties assigned to
Officer pursuant to the terms of this Agreement, or otherwise to have breached any material term under this Agreement; (C) Officer shall have willfully failed or refused to abide by Employer's policies, rules, procedures or directives; or (D) Officer shall be convicted of a felony or a misdemeanor involving moral turpitude.

     For the events in subsections (B) and (C), Employer shall give Officer written notice of such event and an opportunity to cure such situation for a period of thirty (30) days. Provided, however, such opportunity to cure must only be given once for the same or related events arising from the same factual circumstances.

          (b) Termination without Cause. Employer and/or Officer may terminate this Agreement without cause at any time upon the giving of thirty
(30) days prior written notice to the other party. If Employer terminates this Agreement without cause, Employer may direct Officer to immediately cease from providing services. If Employer terminates this Agreement without cause, Employer shall continue to pay Officer the base salary and automobile allowance compensation provided for pursuant to Section 4 of this Agreement for the remaining balance of the period of employment set forth in Section 1 or for a period of one (1) year, whichever is greater in length of time upon the effective termination date. No other compensation or benefits set forth in Sections 4 and 5 of this Agreement, shall be paid, unless otherwise provided in the terms of the applicable plan or benefit.

           (c) Automatic Termination. This Agreement shall automatically terminate upon death or permanent disability of Officer. Officer shall be deemed to be "Disabled" or to suffer from a "Disability" within the meaning of this Agreement if Officer is deemed to be permanently disabled within the meaning of any disability insurance policy maintained by Employer for Officer or, in the absence of such policy, if Officer is, by reason of any medically determinable physical or mental condition, unable to perform a substantial portion of his essential duties on a part-time basis pursuant to this Agreement for a period of six (6) consecutive months. The term "essential duties" is defined as the ability to consistently perform his assigned part-time duties, including travel requirements, with or without reasonable accommodation.

           (d) Effect of Termination. Upon termination of this Agreement, all rights and obligations under this Agreement shall cease except for the rights and obligations under paragraphs 4 and 5 of this Agreement to the extent Officer has not been compensated for services performed prior to termination (the amount to be prorated for the portion of the pay period prior to termination), and the rights and obligations under paragraphs 6(b), 7, 8 and 9 and all procedural and remedial provisions of this Agreement. A termination of this Agreement shall constitute a termination of Officer's employment with Employer for all purposes of this Agreement.

          (e) Termination Upon a Change of Control. Officer shall be entitled to terminate his employment upon a change of control and shall be entitled to all of the salary,



                                       3


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benefits and other rights provided in this Agreement as though the termination had been initiated by Employer without cause upon the occurrence of any of the following events: (a) the acquisition after the beginning of the Term or any renewal term in one or more transactions, of beneficial ownership (within the meaning of Rule 13d-3(a)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) by any person or entity (other than Officer or E. Mac Crawford) or any group of person or entities (other than Officer) who constitute a group (within the meaning of Section 13d-5 of the Exchange Act) of any securities of Employer such that as a result of such acquisition such person or entity or group beneficially owns (within the meaning of Rule 13d-3(a)(1) under the Exchange Act) more than 50% of Employer's then outstanding voting securities entitled to vote on a regular basis for a majority of the Board of Directors of Employer; or (b) the sale of all or substantially all of the assets of Employer (including, without limitation, by way of merger, consolidation, lease or transfer) in a transaction (except for a sale-leaseback transaction) where Employer or the holders of common stock of Employer do not receive (i) voting securities representing a majority of the voting power entitled to vote on a regular basis for the Board of Directors of the acquiring entity or of an affiliate which ocntrols the acquiring entity, or (ii) securities representing a majority of the equity interest in the acquiring entity or of an affiliate that controls the acquiring entity, if other than a corporation; provided, that if Officer becomes entitled to any payments (whether hereunder or otherwise) by reason of an event described in Internal Revenue Code Section 280G (a "Parachute Event") that would constitute "excess parachute payments" (as defined in Internal Revenue Code Section 280G) if paid then Officer's entitlement to such payments shall be reduced by such amount as will cause none of such payments to constitute excess parachute payments, if, and only if, the net amount received by Officer by reason of the Parachute Event, after imposition of all applicable taxes (including taxes under Internal Revenue Code Section 4099), would be greater after such reduction than if such reduction were not made. This provision specifically does not apply to any change in control which may result from the transactions set forth in the Real Estate Purchase and Sale Agreement, dated January 29, 1997, between Magellan Health Services, Inc. and Crescent Real Estate Equities Limited Partnership currently scheduled to close in May 1997.

     7.   Protection of Confidential Information/Non-Solicitation.

     Officer covenants and agrees as follows:

          (a) During the period beginning upon the execution of this Agreement and continuing for a period of two (2) years after the term or termination for any reason, Officer shall not use or disclose, directly or indirectly, for any reason whatsoever or in any way, other than at the direction of Employer during the course of Officer's employment or after receipt of the prior written consent of Employer, any confidential information or other information of Employer deemed to be trade secrets of Employer, including, but not limited to, information with respect to Employer and its Subsidiaries as follows: the lists of past, current or potential customers of Employer and it Subsidiaries, all systems, manuals, materials, processes and other intellectual property of any type used by Employer or its Subsidiaries in connection with their respective business operations; financial statements, cost reports and other financial information; contract

                                       4

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proposals and bidding information; rate and fee structures; policies and procedures developed as part of a confidential business plan; and management systems and procedures, including manuals and supplements (collectively, the "Confidential Information"). The obligation not to use or disclose any of the Confidential Information shall not apply, to: (i) any Confidential Information known by Officer before commencing employment with Employer; or
(ii) Confidential Information which Officer obtains from a third party, provided, Officer did not himself provide the third party the Confidential Information by wrongful or inappropriate means; or (iii) any information that is or becomes public knowledge, through no fault of Officer, and that may be utilized by the public without any direct or indirect obligation to Employer, but the termination of the obligation for non-use or nondisclosure by reason of such information becoming public shall be only from the date such information becomes public knowledge; or (iv) as may be required by judicial process or as a matter of law. The above shall be without prejudice to any rights or remedies of Employer under any state law protecting trade secrets or information.

          (b) During Employer's employment of Officer and for a period of one (1) year following the termination of Officer's employment with Employer for any reason, Officer shall not solicit for employment or employ, directly or indirectly, any Officer of Employer or any of its Subsidiaries who was employed with Employer or its Subsidiaries within the one (1) year period immediately prior to such solicitation or employment.

     9. Work Made for Hire. Officer agrees that any written program materials, protocols, research papers and all other writings (the "Work"), which Officer develops for Employer's use during the term of this Agreement, will be considered "work made for hire" within the meaning of the United States Copyright Act, Title 17, United States Code, which vests all copyright interest in and to the Work in the Employer. In the event, however, that any court of competent jurisdiction finally declares that the Work is not or was not a work made for hire as agreed, Officer agrees to assign, convey, and transfer to the Employer all right, title and interest Officer may presently have or may have or be deemed to have in and to any such Work and in the copyright of such work, including but not limited to, all rights of reproduction, distribution, publication, public performance, public display and preparation of derivative works, and all rights of ownership and possession of the original fixation of the Work and any and all copies. Additionally, Officer agrees to execute any documents necessary for Employer to record and/or perfect its ownership of the Work and the applicable copyright. The foregoing will not apply to any writings Officer develop which are not for Employer's use or are in each instance specifically excluded in advance of publication from the coverage of the foregoing by Employer's Board of Directors.

     10. Property of Employer. Officer agrees that, upon the termination of Officer's employment with Employer, Officer will immediately surrender to Employer all property, equipment, funds, lists, books, records and other materials of Employer in the possession of or provided to Officer.

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     10.  Governing Law.  This Agreement and all issues relating to the validity, interpretation and performance shall be governed by and interpreted under the laws of the State of Georgia.

     11. Remedies. With respect to each and every breach, violation or threatened breach or violation by Officer or any of the covenants set forth in this Agreement, Employer, in addition to all other remedies available at law or in equity, including specific performance of the Agreement's provisions, shall be entitled to enjoin the commencement or continuance of such conduct and may apply for entry of an immediate restraining order or injunction, subject to Section 12 of this Agreement. Employer may pursue any of the remedies described in this paragraph 11 concurrently or consecutively, in any order, as to any such breach or violation, and the pursuit of one of such remedies at any time will not be deemed an election of remedies or waiver of the rights to pursue any of the other such remedies.

     12. Arbitration. Except for an action for injunctive relief, any disputes or controversies arising under this Agreement shall be settled by arbitration in Atlanta, Georgia, by a panel of three Arbitrators, in accordance with the rules of the American Arbitration Association relating to the arbitration of commercial disputes. The determination and findings of such arbitrators shall be final and binding on all parties and may be enforced, if necessary, in the courts of the State of Georgia.

     13. Notices. Any notice or request required or permitted to be given to any party shall be given in writing and shall be personally delivered or sent to such party by United States mail at the address set forth below or at such other address as such other address as such party may designate by written communication to the other party to this Agreement:

          To Officer:                     Paul G. Shoffeitt
                                          2640 Jennings Chapel Road
                                          Woodbine, Maryland 21797

          To Employer:                    Magellan Health Services, Inc.
                                          3414 Peachtree Road, N.E.
                                          Suite 1400
                                          Atlanta, Georgia 30326
                                          Attention: Chief Executive Officer

          With a copy to:                 Magellan Health Services, Inc.
                                          3414 Peachtree Road, N.E.
                                          Suite 1400
                                          Atlanta, Georgia 30326
                                          Attention: Vice President of
                                                     Administrative Services

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Each notice given in accordance with this paragraph shall be deemed to have been given, if personally delivered, on the date personally delivered, if delivered by facsimile transmission, be deemed given when sent and confirmation of receipt is received, or, if mailed, on the third (3rd) day following the day on which it is deposited in the United States mail, certified or registered mail, return receipt requested, with postage prepaid, to the address last given in accordance with this paragraph.

     14. Headings. The headings of the paragraphs of this Agreement have been inserted for convenience of reference only and shall not be construed or interpreted to restrict or modify any of the terms or provisions of this Agreement.

     15. Severability. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future laws effective during the term of this Agreement, such provision shall be fully severable and this Agreement and each separate provision shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance from this Agreement.
In addition, in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically, as a part of this Agreement, a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and be legal, valid and enforceable, if such reformation is allowable under applicable law.

     16. Binding Effect. This Agreement shall be binding upon and shall inure to the benefit of each party and each party's respective successors, heirs, personal representatives, assigns and legal representatives.

     17. Employer Policies, Regulations and Guidelines for Officers. Employer may issue policies, rules, regulations, guidelines, procedures or other informational material, whether in the form of handbooks, memoranda, or otherwise, relating to its Officers. These materials are general guidelines for Officer's information and shall not be construed to alter, modify or amend this Agreement for any purpose whatsoever.

     18. Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties with respect to the subject matter and supersedes all prior agreements and understandings, whether written or oral, relating to the subject matter, unless expressly provided otherwise within this Agreement. No amendment, modification or termination of this Agreement, unless expressly provided otherwise, shall be valid unless made in writing and signed by each of the parties whose rights, duties or obligations would in any way be affected by an amendment, modification or termination. No representations, inducements or agreements have been made to induce either Officer or Employer to enter into this Agreement which are not expressly set forth within this Agreement. This Agreement is the sole source of rights and duties as between Employer and Officer relating to the subject matter of this Agreement.

                                       7




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     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the 1st day of April, 1997.

PAUL G. SHOFFEITT                           MAGELLAN HEALTH SERVICES, INC.
"Officer"                                   "Employer"

/s/ Paul G. Shoffeitt                             /s/ E. Mac Crawford
-------------------------                         ---------------------
                                                   E. MAC CRAWFORD
                                                   CEO, PRESIDENT, and
                                                   CHAIRMAN